Sub-Item 77C: Submission of matters to a vote of security holders - Insight Investment Grade Bond Fund

A Special Meeting of Shareholders (the "Meeting") of the Insight
Investment Grade Bond Fund (the "Fund") was held on January 25,
2018 for the following purpose:

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to the BNY Mellon Insight Core Plus Fund (the "Successor Fund"), a series of BNY Mellon Absolute Insight Funds, Inc., in exchange solely for Class Y shares of the Successor Fund having an aggregate net asset value equal to the value of the Fund's net assets and the assumption by the Successor Fund of the Fund's liabilities (the "Reorganization") and the distribution of Class Y shares of the Successor Fund received by the Fund in the Reorganization to the Fund's shareholders in liquidation of the Fund, after which the Fund will cease operations and will be terminated as a series of the FundVantage Trust.

All Fund shareholders of record at the close of business on December 4, 2017 were entitled to attend or submit proxies. As of the record date, the Fund had 4,116,437.939 shares outstanding. At the meeting, shareholders approved the Agreement and Plan of Reorganization. The results of the voting for the proposal were as follows:

Approval of Agreement and Plan of Reorganization:

For Votes - 4,116,437.939
Against Votes - 0
Abstained Votes - 0
Broker Non-Votes - 0